September 14, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:    Cumberland Pharmaceuticals Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 9, 2015
File No. 001-33637

Ladies and Gentlemen:

On behalf of Cumberland Pharmaceuticals Inc. (“Cumberland” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated August 31, 2015 (the “August 31, 2015 Letter”), with respect to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2014 (the “10-K”).

Please find enclosed the Trademarks and Patents discussion from the 10-K with our proposed revisions (clean and marked) to be included in future filings for your review. The revised disclosure gives effect to the comments in the August 31, 2015 Letter.

For your convenience, we have repeated in bold type the comment and requests for additional information as set forth in the August 31, 2015 Letter. Cumberland’s response follows the comment or request.

1.	Trademarks and Patents, page 12

We note that you have provided patent information for Acetadote and Caldolor. Please expand your disclosure to provide material patent information for your other products, including:

•	Specific products to which such patents or patent applications relate;

•	Whether the patents are owned or licensed from third parties and from whom;

Ms. Suzanne Hayes
September 14, 2015

•	Type of patent protection such as composition of matter, use or process for your issued patents and patent applications;

•	Patent expiration dates and expected expiration dates for patent applications;

•	The jurisdictions where patents are issued and patent applications are pending; and

•	Any contested proceedings and/or third party claims.

Response:

Cumberland intends to include the following additional disclosure in its future filings.

Vaprisol
We own numerous U.S. patents and related international patents for Vaprisol. These patents were acquired in our February 2014 acquisition of certain product rights, intellectual property and related assets of Vaprisol from Astellas. The primary patent is U.S. Patent No. 5,723,606 (the “606 Vaprisol Patent”) which includes composition of matter claims that encompass the Vaprisol formulation as well as methods for the intravenous treatment of patients with euvolemic hyponatremia. The 606 Vaprisol Patent is listed in the FDA Orange Book and expires in December 2019.

Remaining Products
We have no issued patents for our Kristalose or Omeclamox-Pak products. We have patent applications relating to our Hepatoren and Boxaban products pending with the USPTO.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this correspondence, please contact the undersigned at (615) 259-1405.

Ms. Suzanne Hayes
September 14, 2015

Very truly yours,

ADAMS AND REESE LLP

/s/ Kolin B. Holladay
Kolin B. Holladay

cc:	A.J. Kazimi
Chief Executive Officer
Cumberland Pharmaceuticals Inc.

TRADEMARKS AND PATENTS
We own all the trademarks for each of our branded pharmaceutical products as well as for our corporate name and logo. We have applied for trademark registration for various other names and logos. Over time, we intend to maintain registrations on trademarks that remain valuable to our business.
We seek to protect our products from competition through a combination of patents, trademarks, trade secrets, FDA exclusivity and contractual restrictions on disclosure. Proprietary rights, including patents, are an important element of our business. We seek to protect our proprietary information by requiring our employees, consultants, contractors and other advisors to execute agreements providing for protection of our confidential information upon commencement of their employment or engagement. We also require confidentiality agreements from entities that receive our confidential data or materials.
Acetadote and related litigation
We developed a new formulation of Acetadote (acetylcysteine) Injection as part of a Phase IV commitment in response to a request by the FDA to evaluate the reduction of EDTA from the product's formulation. In April 2012, the USPTO issued U.S. Patent number 8,148,356 (the “356 Acetadote Patent”) which is assigned to us. The claims of the 356 Acetadote Patent encompasses the Acetadote formulation and includes composition of matter claims. Following its issuance, the 356 Acetadote Patent was listed in the FDA Orange Book. The 356 Acetadote Patent is scheduled to expire in May 2026, which time period includes a 270-day patent term adjustment granted by the USPTO.
Following the issuance of the 356 Acetadote Patent, we received separate Paragraph IV certification notices from InnoPharma, Inc. ("InnoPharma"), Paddock Laboratories, LLC (“Paddock”), Mylan Institutional LLC (“Mylan”), Sagent Agila LLC ("Sagent") and Perrigo Company ("Perrigo") challenging the 356 Acetadote Patent on the basis of non-infringement and/or invalidity. We responded by filing five separate infringement lawsuits, in the appropriate United States District Courts, to contest each of the challenges.
On November 12, 2012, we entered into a Settlement Agreement (the “Settlement Agreement”) with Paddock and Perrigo to resolve the challenges and the pending litigation with those two companies. On November 1, 2013, the United States District Court filed opinions granting Sagent’s and InnoPharma’s motions to dismiss our suits and we agreed not to file an appeal or motion to reconsider, thereby resolving the challenges and the pending litigation with those two companies. The remaining infringement suit with Mylan is pending.
Under the Settlement Agreement, Paddock and Perrigo admit that the 356 Acetadote Patent is valid and enforceable and that any Paddock or Perrigo generic Acetadote product (with or without EDTA) would infringe upon the 356 Acetadote Patent. In addition, Paddock and Perrigo will not challenge the validity, enforceability, ownership or patentability of the 356 Acetadote Patent through its expiration currently scheduled for May 2026. On November 12, 2012, in connection with the execution of the Settlement Agreement, we entered into a License and Supply Agreement with Paddock and Perrigo (the “License and Supply Agreement”). Under the terms of the License and Supply Agreement, once a third party receives final approval from the FDA for an ANDA to sell a generic Acetadote product and such third party made such generic version available for purchase in commercial quantities in the United States, we supply Perrigo with an Authorized Generic version of our Acetadote product.
On May 18, 2012, we also submitted a Citizen Petition to the FDA requesting that the FDA refrain from approving any applications for acetylcysteine injection that contain EDTA, based in part on the FDA's request that we evaluate the reduction or removal of EDTA from its original Acetadote formulation. On November 7, 2012, the FDA responded to the Citizen Petition denying our request and on November 8, 2012, we learned that the FDA approved the ANDA referencing Acetadote filed by InnoPharma, Inc. We brought suit against the FDA contesting the FDA's decision to approve the InnoPharma generic on November 13, 2012. On September 30, 2013, the United States District Court filed an opinion granting a summary judgment in favor of the FDA regarding this suit.
As noted above, during 2012 the FDA approved the ANDA referencing Acetadote filed by InnoPharma, Inc. Upon this condition, in accordance with the License and Supply agreement with Perrigo, we began to supply Perrigo with our Authorized Generic. On January 7, 2013, Perrigo announced initial distribution of our Authorized Generic acetylcysteine injection product.
On March 19, 2013, the USPTO issued U.S. Patent number 8,399,445 (the “445 Acetadote Patent”) which is assigned to us. The claims of the 445 Acetadote Patent encompass the use of the 200 mg/ml Acetadote formulation to treat patients with acetaminophen overdose. On April 8, 2013, the 445 Acetadote Patent was listed in the FDA Orange Book. The 445 Acetadote Patent is scheduled to expire in August 2025. Following the issuance of the 445 Acetadote Patent we received separate Paragraph IV certification notices from Perrigo, Sagent Pharmaceuticals, Inc., and Mylan challenging the 445 Acetadote Patent on the basis of non-infringement, unenforceability and/or invalidity.
On June 10, 2013, we became aware of a Paragraph IV certification notice from Akorn, Inc. challenging the 445 Acetadote Patent and the 356 Acetadote Patent on the basis of non-infringement. On July 12, 2013, we filed a lawsuit for infringement of the 356 Acetadote Patent against Akorn, Inc. in United States District Court.
On February18, 2014, the USPTO issued U.S. Patent number 8,653,061 (the “061 Acetadote Patent”) which is assigned to the Company. The claims of the 061 Acetadote Patent encompass the use of the 200 mg/ml Acetadote formulation to treat patients with acetaminophen overdose. Following its issuance, the 061 Acetadote Patent was listed in the FDA Orange Book. The 061 Acetadote Patent is scheduled to expire in August 2025.
On May 13, 2014, the USPTO issued U.S. Patent number 8,722,738 (the “738 Acetadote Patent”) which is assigned to Cumberland. The claims of the 738 Acetadote Patent encompass administration methods of acetylcysteine injection, without specification of the presence or lack of EDTA in the injection. Following its issuance, the 738 Acetadote Patent was listed in the FDA Orange Book and it is scheduled to expire in April 2032.

On December 11, 2014 and March 3, 2015, the Company became aware of Paragraph IV certification notices from Aurobindo Pharma Limited and Zydus Pharmaceuticals (USA) Inc., respectively, challenging the 356, 445, 061, and 738 Acetadote Patents on the basis of non-infringement.
We are considering our legal options and intend to continue to vigorously defend and protect our Acetadote product and related intellectual property rights.
We also have additional patent applications relating to Acetadote which are pending with the USPTO.
Caldolor
We are the owner of U.S. Patent No. 6,727,286, which is directed to ibuprofen solution formulations, methods of making the same, and methods of using the same, and which expires in 2021. This U.S. patent is associated with our completed international application No. PCT/US01/42894. We have filed for international patent protection in association with this PCT application in various countries, some of which have been allowed and some of which remain pending.
We have an exclusive, worldwide license to clinical data for intravenous ibuprofen from Vanderbilt University, in consideration for royalty obligations related to Caldolor. During 2014, we obtained additional patents for the brand. On May 27, 2014, the USPTO issued U.S. Patent number 8,735,452 (the “452 Caldolor Patent”) which is assigned to us. The claims of the 452 Caldolor Patent encompass methods of treating pain using intravenous ibuprofen. Following its issuance, the 452 Caldolor Patent was listed in the FDA Orange Book and is scheduled to expire in September 2029.
On October 28, 2014, the USPTO issued U.S. Patent number 8,871,810 (the “810 Caldolor Patent”) which is assigned to us. The claims of the 810 Caldolor Patent encompass methods of treating pain using intravenous ibuprofen. Following its issuance, the 810 Caldolor Patent was listed in the FDA Orange Book and is scheduled to expire in September 2029. We also have additional patent applications related to Caldolor which are pending with the USPTO.
Vaprisol
We own numerous U.S. patents and related international patents for Vaprisol. These patents were acquired in our February 2014 acquisition of certain product rights, intellectual property and related assets of Vaprisol from Astellas. The primary patent is U.S. Patent No. 5,723,606 (the “606 Vaprisol Patent”) which includes composition of matter claims that encompass the Vaprisol formulation as well as methods for the intravenous treatment of patients with euvolemic hyponatremia. The 606 Vaprisol Patent is listed in the FDA Orange Book and expires in December 2019.
Remaining Products
We have no issued patents for our Kristalose or Omeclamox-Pak products. We have patent applications relating to our Hepatoren and Boxaban products pending with the USPTO.

TRADEMARKS AND PATENTS
We own all the trademarks for each of our branded pharmaceutical products as well as for our corporate name and logo. We have applied for trademark registration for various other names and logos. Over time, we intend to maintain registrations on trademarks that remain valuable to our business.
We seek to protect our products from competition through a combination of patents, trademarks, trade secrets, FDA exclusivity and contractual restrictions on disclosure. Proprietary rights, including patents, are an important element of our business. We seek to protect our proprietary information by requiring our employees, consultants, contractors and other advisors to execute agreements providing for protection of our confidential information upon commencement of their employment or engagement. We also require confidentiality agreements from entities that receive our confidential data or materials.
Acetadote and related litigation
We developed a new formulation of Acetadote (acetylcysteine) Injection as part of a Phase IV commitment in response to a request by the FDA to evaluate the reduction of EDTA from the product's formulation. In April 2012, the USPTO issued U.S. Patent number 8,148,356 (the “356 Acetadote Patent”) which is assigned to us. The claims of the 356 Acetadote Patent encompasses the Acetadote formulation and includes composition of matter claims. Following its issuance, the 356 Acetadote Patent was listed in the FDA Orange Book. The 356 Acetadote Patent is scheduled to expire in May 2026, which time period includes a 270-day patent term adjustment granted by the USPTO.
Following the issuance of the 356 Acetadote Patent, we received separate Paragraph IV certification notices from InnoPharma, Inc. ("InnoPharma"), Paddock Laboratories, LLC (“Paddock”), Mylan Institutional LLC (“Mylan”), Sagent Agila LLC ("Sagent") and Perrigo Company ("Perrigo") challenging the 356 Acetadote Patent on the basis of non-infringement and/or invalidity. We responded by filing five separate infringement lawsuits, in the appropriate United States District Courts, to contest each of the challenges.
On November 12, 2012, we entered into a Settlement Agreement (the “Settlement Agreement”) with Paddock and Perrigo to resolve the challenges and the pending litigation with those two companies. On November 1, 2013, the United States District Court filed opinions granting Sagent’s and InnoPharma’s motions to dismiss our suits and we agreed not to file an appeal or motion to reconsider, thereby resolving the challenges and the pending litigation with those two companies. The remaining infringement suit with Mylan is pending.
Under the Settlement Agreement, Paddock and Perrigo admit that the 356 Acetadote Patent is valid and enforceable and that any Paddock or Perrigo generic Acetadote product (with or without EDTA) would infringe upon the 356 Acetadote Patent. In addition, Paddock and Perrigo will not challenge the validity, enforceability, ownership or

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patentability of the 356 Acetadote Patent through its expiration currently scheduled for May 2026. On November 12, 2012, in connection with the execution of the Settlement Agreement, we entered into a License and Supply Agreement with Paddock and Perrigo (the “License and Supply Agreement”). Under the terms of the License and Supply Agreement, once a third party receives final approval from the FDA for an ANDA to sell a generic Acetadote product and such third party made such generic version available for purchase in commercial quantities in the United States, we supply Perrigo with an Authorized Generic version of our Acetadote product.
On May 18, 2012, we also submitted a Citizen Petition to the FDA requesting that the FDA refrain from approving any applications for acetylcysteine injection that contain EDTA, based in part on the FDA's request that we evaluate the reduction or removal of EDTA from its original Acetadote formulation. On November 7, 2012, the FDA responded to the Citizen Petition denying our request and on November 8, 2012, we learned that the FDA approved the ANDA referencing Acetadote filed by InnoPharma, Inc. We brought suit against the FDA contesting the FDA's decision to approve the InnoPharma generic on November 13, 2012. On September 30, 2013, the United States District Court filed an opinion granting a summary judgment in favor of the FDA regarding this suit.
As noted above, during 2012 the FDA approved the ANDA referencing Acetadote filed by InnoPharma, Inc. Upon this condition, in accordance with the License and Supply agreement with Perrigo, we began to supply Perrigo with our Authorized Generic. On January 7, 2013, Perrigo announced initial distribution of our Authorized Generic acetylcysteine injection product.
On March 19, 2013, the USPTO issued U.S. Patent number 8,399,445 (the “445 Acetadote Patent”) which is assigned to us. The claims of the 445 Acetadote Patent encompass the use of the 200 mg/ml Acetadote formulation to treat patients with acetaminophen overdose. On April 8, 2013, the 445 Acetadote Patent was listed in the FDA Orange Book. The 445 Acetadote Patent is scheduled to expire in August 2025. Following the issuance of the 445 Acetadote Patent we received separate Paragraph IV certification notices from Perrigo, Sagent Pharmaceuticals, Inc., and Mylan challenging the 445 Acetadote Patent on the basis of non-infringement, unenforceability and/or invalidity.
On June 10, 2013, we became aware of a Paragraph IV certification notice from Akorn, Inc. challenging the 445 Acetadote Patent and the 356 Acetadote Patent on the basis of non-infringement. On July 12, 2013, we filed a lawsuit for infringement of the 356 Acetadote Patent against Akorn, Inc. in United States District Court.
On February18, 2014, the USPTO issued U.S. Patent number 8,653,061 (the “061 Acetadote Patent”) which is assigned to the Company. The claims of the 061 Acetadote Patent encompass the use of the 200 mg/ml Acetadote formulation to treat patients with acetaminophen overdose. Following its issuance, the 061 Acetadote Patent was listed in the FDA Orange Book. The 061 Acetadote Patent is scheduled to expire in August 2025.
On May 13, 2014, the USPTO issued U.S. Patent number 8,722,738 (the “738 Acetadote Patent”) which is assigned to Cumberland. The claims of the 738 Acetadote Patent encompass administration methods of acetylcysteine injection, without specification of the presence or lack of EDTA in the injection. Following its issuance, the 738 Acetadote Patent was listed in the FDA Orange Book and it is scheduled to expire in April 2032.

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On December 11, 2014 and March 3, 2015, the Company became aware of Paragraph IV certification notices from Aurobindo Pharma Limited and Zydus Pharmaceuticals (USA) Inc., respectively, challenging the 356, 445, 061, and 738 Acetadote Patents on the basis of non-infringement.
We are considering our legal options and intend to continue to vigorously defend and protect our Acetadote product and related intellectual property rights.
We also have additional patent applications relating to Acetadote which are pending with the USPTO.
Caldolor
We are the owner of U.S. Patent No. 6,727,286, which is directed to ibuprofen solution formulations, methods of making the same, and methods of using the same, and which expires in 2021. This U.S. patent is associated with our completed international application No. PCT/US01/42894. We have filed for international patent protection in association with this PCT application in various countries, some of which have been allowed and some of which remain pending.
We have an exclusive, worldwide license to clinical data for intravenous ibuprofen from Vanderbilt University, in consideration for royalty obligations related to Caldolor. During 2014, we obtained additional patents for the brand. On May 27, 2014, the USPTO issued U.S. Patent number 8,735,452 (the “452 Caldolor Patent”) which is assigned to us. The claims of the 452 Caldolor Patent encompass methods of treating pain using intravenous ibuprofen. Following its issuance, the 452 Caldolor Patent was listed in the FDA Orange Book and is scheduled to expire in September 2029.
On October 28, 2014, the USPTO issued U.S. Patent number 8,871,810 (the “810 Caldolor Patent”) which is assigned to us. The claims of the 810 Caldolor Patent encompass methods of treating pain using intravenous ibuprofen. Following its issuance, the 810 Caldolor Patent was listed in the FDA Orange Book and is scheduled to expire in September 2029. We also have additional patent applications related to Caldolor which are pending with the USPTO.
Vaprisol
We own numerous U.S. patents and related international patents for Vaprisol. These patents were acquired in our February 2014 acquisition of certain product rights, intellectual property and related assets of Vaprisol from Astellas. The primary patent is U.S. Patent No. 5,723,606 (the “606 Vaprisol Patent”) which includes composition of matter claims that encompass the Vaprisol formulation as well as methods for the intravenous treatment of patients with euvolemic hyponatremia. The 606 Vaprisol Patent is listed in the FDA Orange Book and expires in December 2019.
Remaining Products
We have no issued patents for our Kristalose or Omeclamox-Pak products. We have patent applications relating to our Hepatoren and Boxaban products pending with the USPTO.

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